Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 26, 2021

WEJO ANNOUNCES APPOINTMENT OF RENOWNED AUTONOMOUS VEHICLE EXPERT LAWRENCE BURNS TO BOARD OF DIRECTORS AHEAD OF COMBINATION WITH VIRTUOSO ACQUISITION CORP.

Former Corporate Vice President of R&D for General Motors Joins Accomplished Executives and Industry Pioneers from Procter & Gamble, Vonage, and Dataminr

MANCHESTER, England — October 26, 2021 — Wejo, a global leader in connected vehicle data, today announced the appointment of Lawrence D. Burns, former Corporate Vice President of Research and Development at General Motors, to its Board of Directors. Mr. Burns’ appointment will take effect following its upcoming business combination with Virtuoso Acquisition Corp. (NASDAQ:VOSO) (“Virtuoso”).

Mr. Burns joins a board that includes directors with diverse and complementary backgrounds in areas critical to Wejo’s business. Non-executive directors include Timothy Lee, Chairman of the Board and former Executive Vice President, Global Manufacturing, of General Motors and Chairman of General Motors China; Diarmid Ogilvy, Co-Founder of Wejo and Co-Founder and Managing Partner of ValuAnalysis; Samuel Hendel, Co-Founder of Dataminr; Ann Schwister, former Vice President and CFO of North America and Greater China at Procter & Gamble; and Alan Masarek, former CEO of Vonage.

"Larry’s vision of automobility and autonomy are exactly aligned with the content growth of the Wejo product portfolio, which is highlighted by our commitment to economic and environmental sustainability,” said Richard Barlow, CEO of Wejo. “Larry understands and embraces the Wejo concept of ‘Data for Good’, and believes the data ecosystem being created by the Wejo ADEPT platform will become the backbone of future transportation and help create a more efficient mobility system with reduced congestion, reduced emissions, and fewer accidents.”

“We are so pleased that Larry has chosen to join the Board of Directors of Wejo. His vision and leadership will contribute to our top line growth that unleashes the operational leverage our company has forecasted in our public filings,” added Tim Lee, Chairman of the Board of Directors of Wejo. “We look forward to the strategic insight that he will bring as we aim to revolutionize the way the automotive industry utilizes data.”

Mr. Burns served as Corporate Vice President of Research and Development for General Motors from 1998-2009, leading the company’s advanced technology development, product portfolio planning, capacity planning and strategic planning. In this role, Mr. Burns globalized General Motors’ research and development program, and quadrupled the number of patents issued to the company’s researchers. He also personally championed vehicle electrification, connected vehicles, fuel cells, bio-fuels, advanced batteries, autonomous driving, and a series of innovative concept vehicles. Since leaving General Motors, Mr. Burns has advised organizations including Waymo (previously Google Self-Driving Cars), Goodyear, Allstate, Hess, Greentech Capital Advisors and Kitson & Partners on the future of mobility, logistics, manufacturing, energy, and innovation. He has served as a Board member of Peloton Technology Inc. and as Vice Chairman of the Board of MRIGlobal.

“I am very excited to join the extremely impressive Board that Wejo has assembled,” added Mr. Burns. “Wejo’s innovative platform and proprietary data sets uniquely position the company to realize the extraordinary potential in connected vehicle data and redefine the future of mobility. I look forward to being a part of Wejo’s future growth and development.”

Since announcing its intention to combine with Virtuoso in May 2021, Wejo has established partnerships with a number of leading companies across several industries, several of which have invested in the company. Wejo’s strategic investors include Palantir (NYSE: PLTR), Microsoft (NASDAQ: MSFT), Sompo Holdings (TYO: 8630), and General Motors (NYSE: GM). Separately, Wejo also has business relationships with 17 automotive OEMs.

The transaction is expected to close during the fourth quarter of 2021 subject to Virtuoso shareholder approval and customary closing conditions. The combined company will operate under the Wejo name.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 250 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.

Contacts

Nick Goode

Wejo

nick.goode@wejo.com

Wejo Media Contact

Mark Semer/Sam Cohen

Gasthalter & Co.

(212) 257-4170

wejo@gasthalter.com

Wejo Investor Relations

Tahmin Clarke

Wejo

investor.relations@wejo.com